Exhibit 99.1

Bitauto Announces Closing of Strategic Investment from AutoTrader Group and Appointment of New Director

BEIJING, November 19, 2012 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced that the previously announced private transaction between certain existing pre-IPO shareholders and AutoTrader Group, Inc., operator of the largest digital automotive marketplace in the United States, as well as Bitauto’s senior management team, was consummated on November 17, 2012. Upon the consummation of the transaction, AutoTrader Group beneficially owns an approximately 21.8% stake in the Company. Concurrently, certain members of Bitauto’s senior management team increased their ownership through the purchase of an approximately 2.4% stake in the Company.

In connection with the consummation of the transaction, the Company appointed Mr. Dallas S. Clement, the executive vice president and chief financial officer of AutoTrader Group, to its Board of Directors, effective November 17, 2012. Meanwhile, Ms. Rong Lu has resigned from the Company’s Board of Directors, effective November 17, 2012.

“We are very pleased to welcome Dallas to Bitauto’s Board of Directors,” commented Mr. William Bin Li, chairman and chief executive officer of Bitauto. “With his experience in the strategic operations of the largest digital automotive marketplace in the United States, Dallas brings to Bitauto a deep understanding of the new and used car online marketplace as well as software solutions for automotive dealers. This is an exciting step forward in support of the strategic investment that AutoTrader Group has made in Bitauto. I would also like to sincerely thank Ms. Rong Lu for her tremendous support and the experience she has brought to Bitauto over the years as a Board Director.”

“I am delighted to join Bitauto’s Board of Directors,” commented Mr. Clement. “I look forward to working with the Bitauto team to help Bitauto continue to grow in China’s rapidly emerging automotive industry.”

Mr. Clement has served as the chief financial officer of AutoTrader Group since February 2011. Previously, he served in several leadership positions spanning 20 years at Cox Communications. Most recently, he led Cox’s strategy and product management organizations. In the strategy role, he led strategic change and developed the company’s long-term planning process. Mr. Clement received his Bachelor of Arts degree in applied mathematics and economics from Harvard College and holds a Master of Science in engineering-economic systems from Stanford University.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and taoche.com (formerly ucar.cn) websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals and search engines operated by Baidu, Tencent, and Netease, as well as social networking websites.

Bitauto manages its businesses in three segments, namely bitauto.com business, taoche.com business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website as well as partner websites and search engines. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s taoche.com website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

San Francisco

Stephanie Heise

Brunswick Group LLP

Tel: +1-415-671-7676

bitauto@brunswickgroup.com